EXHIBIT 99.6

TERMINATION AGREEMENT

B E T W E E N:

BRIAN LUKIAN
of the City of Toronto
in the Province of Ontario

(hereinafter referred to as the “Consultant”)

- and -

ENHANCE SKIN PRODUCTS INC.
a corporation incorporated pursuant to the
laws of the State of Nevada

(hereinafter referred to as the “Corporation”)

made effective March 5, 2013 (the “Effective Date”)

WHEREAS the Corporation and Consultant are parties to a Consulting Agreement dated December 20, 2010 (the “Consulting Agreement”);

AND WHEREAS on 31 May, 2012 the Consultant tendered his resignation as consultant;

AND WHEREAS the Consultant is prepared to forgive certain of the debt owed to Consultant upon the terms and conditions set out herein;

AND WHERAS the Consultant is prepared to receive equity for the remainder of the debt owed to Consultant upon the Corporation completing restructuring at least at least seventy five percent (75%) of its outstanding debt substantially in accordance with the restructuring plan approved by the Board of Directors of Enhance on February 13, 2013 (“Completion of Restructuring”);

AND WHEREAS the Corporation owes the Consultant unpaid expenses;

NOW THEREFORE THIS AGREEMENT WITNESSETH that in consideration of the mutual covenants contained herein, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, it is hereby agreed as follows:

1.
The parties agree and acknowledge that as of the date of this Agreement, the Corporation owes the Consultant US$307,047 in unpaid fees for services under the Consulting Agreement (the “Unpaid Fees”) and expenses of $2,136.98 (the “Unpaid Expenses”).

2.
Upon the Completion of Restructuring the Consultant agrees to forgive outright all of the Unpaid Fees, and for the avoidance of any doubt any Severance Payment and Change of Control Payment that may be due under the Consulting Agreement except for an aggregate of $15,352.35 (the “Convertible Debt”).

3.
Upon the Company entering into cumulative fundraisings of at least one hundred and fifty thousand United States dollars ($150,000), the Convertible Debt shall be converted into four million eighty three thousand and seventy two (4,083,072) common shares of the Corporation’s stock and the Corporation shall instruct its transfer agent to issue such shares to the Consultant.

4.	Upon the Corporation cumulatively raising at least one million United States dollars (US$1,000,000) from the date of this Agreement, it shall pay the Consultant the Unpaid Expenses.

5.
In consideration of the execution and delivery of this Agreement by the Corporation, the Consultant hereby irrevocably, unconditionally, and forever releases, acquits, and discharges the Corporation from any and all claims, charges, liabilities, injuries, obligations, losses, debts, demands, rights, actions and causes of action related to the Consulting Agreement.

6.
In consideration of the execution of this Agreement by the Consultant, the Corporation hereby irrevocably, unconditionally, and forever releases, acquits, and discharges the Consultant from any and all claims, charges, liabilities, obligations, losses, debts, demands, rights, actions and causes of action related to the Consulting Agreement.

7.
This Agreement and all of the rights and obligations arising herefrom shall be interpreted and applied in accordance with the laws of the Province of Ontario and the courts of the Province of Ontario shall have exclusive jurisdiction to determine all disputes relating to the Agreement and all of the rights and obligations created hereby.  The Consultant and the Corporation hereby irrevocably attorn to the jurisdiction of the courts of the Province of Ontario.

IN WITNESS WHEREOF the parties here have caused this Agreement to be executed.

SIGNED, SEALED AND DELIVERED	)

ENHANCE SKIN PRODUCTS INC.

BRIAN LUKIAN	Per: Donald Nicholson, President & CEO